

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

Via E-mail
Mr. David F. Hoffmeister
Chief Financial Officer
c/o Jereme Sylvain
Life Technologies Corporation
5791 Van Allen Way
Carlsbad, CA 92008

> **Re:** **Life Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 000-25317**

Dear Mr. Hoffmeister:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comments applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Business
Technology Licensing
Patents and Proprietary Technologies, page 7

1. We note "several significant licenses or exclusivity rights expire at various times during the next 15 years." To the extent the licenses and patents referred to in the discussions are material, please provide us proposed revised disclosure for inclusion in future filings that expands the respective discussions to identify the products and/or technology to which the license, patent or group of patents pertain, and disclose when the respective license, granted patent or groups of patents are scheduled to expire.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

2. Please provide us proposed disclosure to be included in future filings that discuss the potential impact on your future liquidity needs regarding your policy to indefinitely reinvest foreign earnings in your foreign subsidiaries. In this regard, include in your proposed disclosure the amount of cash, cash equivalents and short-term investments that are currently held by your foreign subsidiaries. In addition, provide proposed disclosure for inclusion herein or elsewhere in your MD&A of the reasonably possible effects of the uncertainty with respect to repatriating the undistributed earnings of foreign subsidiaries. Also, in view of your recent repatriations, include in your proposed disclosure the reasons you believe that these earnings will be indefinitely reinvested.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Staff Attorney, at (202) 551-3862 or Dan Greenspan, Legal Branch Chief, at (202) 551-3623 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant